SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 30, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina – September 30, 2025 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), informs that between September 17 and 25, 2025, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of  17,769,882 ordinary shares of the Company will be registered, with a face value of ARS 1. As a result of the exercise, USD  7,141,716 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from  614,074,273 to 631,844,155 and the number of outstanding warrants decreased from  73,294,802 to 60,669,566.

The following table provides a summary of the information regarding the options and shares issued by the Company:

Ordinary shares prior to Sep-2025 exercise	614,074,273
Warrants exercised in Sep-2025	12,625,236
Current Ratio (ordinary shares of face value of ARS 1 per warrant)	1.4075
Current exercise price (per ordinary share of face value of ARS 1)	USD 0.4019
Shares issued for Sep-2025 exercise*	17,769,882

Outstanding Warrants after Sep-2025 exercise	60,669,566
Shares to be issued upon warrant exercise	85,392,414

Outstanding ordinary shares after Sep-2025 exercise	631,844,155
Fully Diluted	717,236,569

 *The amount includes rounding adjustments for each exercise instruction calculation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 30, 2025